UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SOCIETAL CDMO, INC.

(Name of Subject Company (Issuer))

CANE MERGER SUB, INC.

a wholly-owned subsidiary of

CORERX, INC.

(Names of Filing Persons (Offerors))

Common stock, $0.01 par value per share

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

Ajay Damani

Chief Executive Officer

14205 Myerlake Circle

Clearwater, Florida 33760

Telephone: (727) 259-6950

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

Telephone: (919) 821-6668

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by CoreRx, Inc., a Florida corporation (“Parent”), and Cane Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation and wholly owned subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on March 11, 2024, as amended by Amendment No. 1 filed with the SEC on March 18, 2024 (together with an subsequent amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), at a purchase price of $1.10 per Share in cash, without interest, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16 — “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase:

“Certain Litigation

Since the initial filing of the Schedule 14D-9, a complaint was filed in New York federal court by a purported holder of Shares against SCTL and members of the SCTL Board in connection with the Transactions: Morgan Smith v. Societal CDMO, Inc., et al., 1:24-cv-02103 (S.D.N.Y.) (filed March 20, 2024) (the “Federal Shareholder Litigation”). The complaint in the Federal Shareholder Litigation alleges that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14D-9 promulgated thereunder. The plaintiff in the Federal Shareholder Litigation seeks various remedies, including an order enjoining the defendants from proceeding with or consummating the Offer, unless and until the defendants disclose certain allegedly material information that was allegedly omitted from the Schedule 14D-9; granting rescissory damages; awarding the plaintiff costs and disbursements of its action, including reasonable attorneys’ and expert fees and expenses; and granting such other and further relief as the court may deem just and proper.

Since the initial filing of the Schedule 14D-9, SCTL also received correspondence from 13 purported holders of Shares alleging disclosure deficiencies in the Schedule 14D-9 and demanding issuance of corrective disclosures (such correspondence, together with the Federal Shareholder Litigation, the “Litigation Matters”).

Parent and SCTL believe that the claims asserted in the Litigation Matters are without merit.

As of March 29, 2024, Parent was not aware of the filing of any other lawsuits or the submission of any other correspondence challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits or correspondence may be filed or submitted, as applicable, in the future. If such additional similar lawsuits or correspondence are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or SCTL will not necessarily announce such additional filings or submissions.

Additional lawsuits may be filed against SCTL, SCTL Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024	CANE MERGER SUB, INC.

/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

CORERX, INC.

/s/ Ajay Damani
	Name:	Ajay Damani
	Title:	Chief Executive Officer

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